Exhibit 99.58

FORM 72-503F REPORT OF DISTRIBUTIONS OUTSIDE CANADA

1. **Full name, address and telephone number of the Issuer.**

a) Full name of issuer

DeFi Technologies Inc.

b) Head office address

Street address	198 Davenport Rd.	Province/State	Ontario
Municipality	Toronto	Postal code/Zip code	M5R 1J2
Country	Canada	Telephone number	+1 (416) 861-2269

c) Full legal name(s) of co-issuer(s) (if applicable)

2. **Type of security, the aggregate number or amount distributed and the aggregate purchase price.**

Types of security distributed

Provide the following information for all distributions of securities relying on an exemption from section 2.3 or 2.4 of the Rule on a per security basis. Refer to the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

				Canadian $		
Convertible / exchangeable security code	CUSIP number (if applicable)	Description of security	Number of securities	Single or lowest price	Highest price	Total amount
CVN	244916102		30,000,000.0000	$0.1000	$0.1000	$3,000,000.0000
CMS			805,612.0000	$0.1200	$0.1200	$805,612.0000

Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Security code	Underlying security code	Exercise price (Canadian $)		Expiry date (YYYY-MM-DD)	Conversion ratio	Describe other terms (if applicable)
		Lowest	Highest			
WNT	CMS	$0.2000	$0.2000	2028-11-06	1:1	

3. **Date of distribution(s).**

Distribution date

06 11 2023 06 11 2023 State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distribued on a continuous basis, include the start and end dates for the distribution period covered by the report. Start dat e En d date YYYY MM DD YYYY MM DD

State the name and address of any person acting as dealer or underwriter (including an underwriter that is acting as agent) in connection with the distribution(s) of the securities. Dealer or underwrite r information (i f applicable) 4. Ful l lega l name Stree t address Municipality Country Telephon e number Province/State Posta l code/Zip code Website

5. **Certification**

Certification
Provide the following certification and business contact information of an officer, director or agent of the issuer. If the issuer is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.   *The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer to prepare and certify the report on behalf of the issuer. If the report is being certified by an agent on behalf of the issuer, provide the applicable information for the agent in the boxes below.*   *The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.*

Securities legislation requires an issuer that makes a distribution of securities under certain prospectus exemptions to file a completed report of exempt distribution.

By completing the information below, I certify, on behalf of the issuer/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of Issuer/ investment fund manager/agent: DEFI TECHNOLOGIES INC.

Full legal name	Family name	First given name	Secondary given names
	CHOI	Kenny	

Title: CORPORATE SECRETARY

Telephone number: +1 (416) 861-2267

Email address: KCHOI@FMRESOURCES.CA

Signature: Kenny Choi

Date	YYYY	MM	DD
	2023	11	13